SECURITES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                                FORM 11-K

(Mark one)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 997

                                 OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 001-5480

     A. Full title of the plan and the address of the plan, if different for that the issuer named below:

              ELCO TEXTRON INC.
              PROFIT SHARING AND SAVINGS PLAN
              1111 Samuelson Road
              P. O. Box 7009
              Rockford, Illinois 61125

     B. Name of issuer of securities held pursuant to the plan and address of its principal executive office:

              TEXTRON INC.
              40 Westminster Street
              Providence, Rhode Island 02903

                       SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          ELCO TEXTRON INC. PROFIT SHARING
                          AND SAVINGS PLAN

                             ELCO TEXTRON INC., Plan Administrator

Date:  June 25, 1998         By: /s/August F. DeLuca
                                 Vice President - Finance/CFO/Treasurer


                    Financial Statements
                 and Supplemental Schedules


                      Elco Textron Inc.
               Profit Sharing and Savings Plan


           Years ended December 31, 1997 and 1996


                      Elco Textron Inc.
               Profit Sharing and Savings Plan

                  Financial Statements and
                   Supplemental Schedules


           Years ended December 31, 1997 and 1996




                          Contents

Report of Independent Auditors                             1

Financial Statements

Statements  of Net Assets Available for Benefits  With
Fund Information                                           2
Statements  of Changes in Net Assets Available for
Benefits With Fund Information                             4
Notes to Financial Statements                              6

Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes 12
Line 27d--Schedule of Reportable Transactions             13

               Report of Independent Auditors

Administrative Committee
Elco Textron Inc. Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Elco Textron Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

April 17, 1998

                               Elco Textron, Inc.
                         Profit Sharing and Savings Plan

      Statements of Net Assets Available for Benefits with Fund Information

                                December 31, 1997


                                                 Fund Information
                                  Money                                  Textron
                                  Market      Balanced     Mortgage &     Stock         Loan        Total
                                   Fund         Fund       Bond Fund       Fund         Fund        Funds
Assets
Investments, at fair value
(Note 3):
 Shares of registered investment
   companies:
  Fixed income                    $5,576,828  $         -  $14,259,829    $         -   $        -  $19,836,657
  Balanced                                 -   48,397,498            -              -            -   48,397,498
 Common stocks                             -      261,014            -      17,292,250           -   17,553,264
 Preferred stocks                          -      270,272            -               -           -      270,272
 Short-term investments                   26      103,081           98           1,027           -      104,232
 Participant notes receivable              -            -            -               -   1,013,556    1,013,556
Total investments                  5,576,854   49,031,865   14,259,927      17,293,277   1,013,556   87,175,479

Receivables:
  Interest and dividends              16,776       55,250       10,842          69,882           -      152,750
 Total receivables                    16,776       55,250       10,842          69,882           -      152,750

Due to (from) other fund               6,677       (6,541)       2,235          (2,371)          -            -
Other                                 (7,505)      13,165        7,803          (1,170)          -       12,293
Cash                                       2            5          485             (10)          -          482
Net assets available for benefits $5,592,804  $49,093,744  $14,281,292     $17,359,608  $1,013,556  $87,341,004


See accompanying notes.


                               Elco Textron, Inc.
                         Profit Sharing and Savings Plan

      Statements of Net Assets Available for Benefits with Fund Information

                                December 31, 1996


                                                 Fund Information
                                      Money                                  Textron
                                      Market      Balanced     Mortgage &     Stock         Loan        Total
                                       Fund         Fund       Bond Fund       Fund         Fund        Funds
Assets
Investments, at fair value
(Note 3):
 Mortgage notes                     $        -   $         -    $ 5,062,770  $        -    $     -    $ 5,062,770
 Common stocks                               -    25,183,741              -   6,189,760          -     31,373,501
 Preferred stocks                            -     2,147,187              -           -          -      2,147,187
 U.S. Government and Agency                  -     7,801,308      6,627,276           -          -     14,428,584
    obligations
 Corporate and municipal                     -     2,302,400      3,833,272           -          -      6,135,672
    obligations
 Foreign bonds                               -       148,500        348,467           -          -        496,967
 Short-term investments              6,483,572     7,749,102        607,092           -          -     14,839,766
 Participant notes receivable                -             -              -           -     50,182         50,182
Total investments                    6,483,572    45,332,238     16,478,877   6,189,760     50,182     74,534,629

Receivables:
 Employer's contribution               534,463     1,634,238        449,241     466,940          -      3,084,882
 Participants' contribution             15,863        88,666         21,354      27,832          -        153,715
 Interest and dividends                 26,369       213,891        139,455      28,899          -        408,614
Total receivables                      576,695     1,936,795        610,050     523,671          -      3,647,211

Due to (from) other fund               (24,820)       77,522        (52,702)          -          -              -
Other                                      136       150,257          5,868       4,377          -        160,638
Cash                                     1,246         4,708         82,599      15,655          -        104,208
Net assets available for
   benefits                        $7,036,829    $47,501,520     17,124,692  $6,733,463    $50,182    $78,446,686


See accompanying notes.


                               Elco Textron, Inc.
                         Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1997

                                                    Fund Information
                                     Money                                Textron
                                     Market     Balanced     Mortgage &    Stock        Loan         Total
                                      Fund        Fund       Bond Fund      Fund        Fund         Funds
Additions to net assets
attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments
   (Note 3)                        $  (27,769) $ 8,012,971    $    71,246  $ 2,179,114  $        -  $10,235,562
  Interest and dividend income        351,792    1,465,685        991,359      220,512      19,693    3,049,041
                                      324,023    9,478,656      1,062,605    2,399,626      19,693   13,284,603
  Contributions:
    Participants                       99,536      649,262        141,875      199,588           -    1,090,261
    Employer                          317,994    1,039,166        270,826      307,041           -    1,935,027
                                      417,530    1,688,428        412,701      506,629           -    3,025,288
Total additions                       741,553   11,167,084      1,475,306    2,906,255      19,693   16,309,891

Deductions from net assets
attributed to:
  Benefits paid to participants     2,641,487    2,651,115      1,307,802      443,897           -    7,044,301
  Administrative expenses                 257      304,475         66,540            -           -      371,272
Total deductions                    2,641,744    2,955,590      1,374,342      443,897           -    7,415,573

Net increase (decrease) prior to   (1,900,191)   8,211,494        100,964    2,462,358      19,693    8,894,318
  transfers
Interfund transfers, net              456,166   (6,619,270)    (2,944,364)   8,163,787     943,681            -
Net increase (decrease)            (1,444,025)   1,592,224     (2,843,400)  10,626,145     963,374    8,894,318

Net assets available for            7,036,829   47,501,520     17,124,692    6,733,463      50,182   78,446,686
  benefits, beginning of year
Net assets available for           $5,592,804  $49,093,744    $14,281,292  $17,359,608  $1,013,556  $87,341,004
  benefits, end of year


See accompanying notes.


                               Elco Textron, Inc.
                         Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1996

                                                       Fund Information
                                       Money                                   Textron
                                       Market      Balanced     Mortgage &      Stock      Loan     Total
                                        Fund         Fund       Bond Fund        Fund      Fund     Funds
Additions to net assets
attributed to:
 Investment income:
  Net appreciation (depreciation)
  in fair value of investments       $        -   $ 4,091,825   $ (176,520)    $  565,170  $     -   $ 4,480,475
  (Note 3)
 Interest and dividend income           161,923     1,430,172    1,144,428         57,254        -     2,793,777
                                        161,923     5,521,997      967,908        622,424        -     7,274,252
  Contributions:
   Participants                         129,881     1,066,492      369,713        174,376        -     1,740,462
   Employer                             534,463     1,634,238      449,241        466,940        -     3,084,882
                                        664,344     2,700,730      818,954        641,316        -     4,825,344
Total additions                         826,267     8,222,727    1,786,862      1,263,740        -    12,099,596

Deductions from net assets
attributed to:
 Benefits paid to participants          733,204    1,187,757     1,662,179         28,076        -     3,611,216
 Administrative expenses                      -      233,906        53,056            386        -       287,348
Total deductions                        733,204    1,421,663     1,715,235         28,462        -     3,898,564
Net increase prior to transfers          93,063    6,801,064        71,627      1,235,278        -     8,201,032

Transfer from Elco Textron Inc.
Employee Stock Ownership Plan         2,249,811    8,433,912     2,370,760      2,063,144        -    15,117,627
(Note 1)
Interfund transfers, net              3,412,286   (4,007,391)   (2,884,620)     3,435,041   44,684             -
Net increase (decrease)               5,755,160   11,227,585      (442,233)     6,733,463   44,684    23,318,659

Net assets available for              1,281,669   36,273,935    17,566,925              -    5,498    55,128,027
benefits, beginning of year
Net assets available for             $7,036,829  $47,501,520   $17,124,692     $6,733,463  $50,182   $78,446,686
benefits, end of year


See accompanying notes.


1. Description of the Plan

The  following    description    of   the    Elco    Textron    Inc.    Profit
Sharing   and     Savings     Plan    (Plan)     provides     only     general
information.  Participants    should    refer    to    the    Summary   Plan
Description for a more complete description of the Plan.

General

The  Plan  is  a   defined   contribution   plan   formed    to    provide
profit-sharing  benefits    to    employees    of    Elco     Textron     Inc.
(the  Company)    and    Textron    Inc.   All    full-time    employees    of
the     Company's  Corporate    Division,    Precision    Formed     Products
Division,  Precision     Commercial     Division     of     Camcar,      Heat
Treat  and     Finishes     Division,    Tool     Manufacturing     Division,
Construction  Products     Division    and    Textron     Logistics     Corp.
are    eligible to participate   in   the   Plan,   commencing   with    the
first   annual  anniversary    of    their    employment.    During    1997,
the  Plan was   amended   such   that   no   employee   shall   become    a
participant  in  the  Plan   after   April   1,   1997.    The    Plan    is
subject  to  the  provisions   of   the   Employee    Retirement    Income
Security Act of 1974 (ERISA).

Effective June 30,    1996,    Elco   Textron    Inc.    Employee    Stock
Ownership Pla (ESOP)   was   terminated.   The   assets   of    the    ESOP
were transferred    into    the    participants'     new     or     existing
accounts in     the    Elco    Thermoplastics,    Inc.    Profit     Sharing
Plan, the  Elco    Anchor    Wire,    Inc.    Retirement    Plan,     the
Employees' Retirement     Savings     Plan      for      the      Precision
Stamping Division  of    Elco   Textron    Inc.    or    the    Plan,    as
applicable.  Assets distributed    to    the    Plan    were    distributed
to  the    participants' investment  funds  as    directed    by    each
participant.

The Plan is administered    by    an    administrative     committee
consisting of not fewer   than   three   members   selected    by    the
Board of Directors of the Company.

Contributions and Vesting

During 1997, the  Plan    was    also    amended    such    that     all
participant and employer  profit-sharing      and       additional
employer contributions were  discontinued    as     of     June     30,
1997.    All participants became   fully   vested    in    the    employer
match, profit-sharing     and     additional     employer     contributions
at June 30, 1997.

                        Elco Textron Inc.
                   Profit Sharing and Savings Plan

              Notes to Financial Statements (continued)


1.  Description of the Plan (continued)

Prior    to    June   30,   1997,   the   Company   annually   contributed    to
the  Plan the  lesser   of   10   percent   of    the    Company's    net
profits  for  the   plan   year   plus   an   additional    amount,    which
was    authorized at the   discretion   of   its   Board    of    Directors,
or   15   percent of the   aggregate   compensation   paid   to   all   Plan
participants for the    plan    year.    In    addition,    the    Company
could    make an additional    contribution    in    such    amount     as
determined at the    Board's    discretion.     The     Company     made
discretionary  contributions      of      $562,000      and       $1,120,000
during  the years     ended    December    31,     1997     and     1996,
respectively.  Active  participants     could     elect      to      make
contributions    not to exceed    14    percent    of    their    earnings
prior    to    June 30, 1997.   All   contributions   were    discontinued
June 30, 1997, when the Plan was frozen.

Investment Options

Upon enrollment    in    the    Plan,    a    participant     may     direct
employer and    employee   contributions   in   10%   increments    in    any
of the four investment options:

  Money     Market    Fund    -    Funds    are    primarily     invested     in
  mutual  funds      which     invest     primarily      in      short-term,
  interest-bearing       paying       securities       issued       by        or
  guaranteed by the U.S. Government or its agencies.

  Balanced Fund   -   Funds   are   primarily   invested    in    a  mutual
  fund which  invests    primarily   in    a    combination    of    common
  stocks,      short-     and     medium-term     domestic  and  foreign
  corporate bonds and fixed income government securities.

  Mortgage  and    Bond   Fund   -   Funds   are   primarily    invested    in
  a    mutual fund   which   invests   primarily   in   a   combination    of
  short- and  medium-term     domestic     and     foreign     corporate
  bonds and fixed income government securities.

  Textron  Stock  Fund  -     Funds     are     primarily     invested
  exclusively  in Textron    Inc.    Common    Stock.    Cash    dividends,
  if  any,  on   Textron   common   stock   are   reinvested    in    shares
  of  Textron common    stock.    Fractional     interests     in     the
  shares of Textron   common   stock   held   by   the    Textron    Stock
  Fund are allocated to participants' accounts.

Participants may change their investment options as of January 1 and July 1.

                        Elco Textron Inc.
                  Profit Sharing and Savings Plan

            Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Participant Accounts

The allocation of Plan income or loss to active participants is made in the same ratio that a participant's account bears to the sum of the balances of all participants' accounts, taking into consideration the dates on which additional contributions and withdrawals are made.

The allocation of Company contributions and forfeitures is based on participant earnings, plus years of service, as defined by the Plan document.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested portion of his account, or periodic payments over a period of time as defined by the Plan.

Participant Notes Receivable

Participants may borrow an amount that does not exceed the lesser of $50,000 or one-half the nonforfeitable value of their account balance. Loans must be repaid within five years and bear interest at the current prime rate.

2. Summary of Significant Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Common stocks, preferred stocks, U.S. Government and Agency obligations, foreign bonds, and corporate and municipal obligations are carried at fair value based on quoted market values. The values of investments in mortgage notes and loans to participants represent the uncollected principal balances, which approximate fair value. Short-term investments are reported at cost, which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

                   Elco Textron Inc.
             Profit Sharing and Savings Plan

        Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expense

Certain administrative services are provided to the Plan by the Company without charge.

Reclassifications

Certain reclassifications were made to the 1996 balances to conform to the 1997 presentation.

3. Investments

In accordance with the terms of the trust agreement, as amended January 1, 1976, a trust fund administered by First of America Trust Company (FOA) had custody of all plan assets, except cash and participant loans.

The fair value of individual investments that exceed five percent of the Plan's net assets is as follows:

                                          1997       1996
Parkstone U.S. Government Obligations
  Money Market Fund, 10,304,534 units       *       $10,304,534
Parkstone Prime Obligations Money
  Market Fund, 4,535,233 units              *         4,535,233
Textron Inc. Common Stock, 276,676 and
 65,674 shares, respectively            $17,292,250   6,189,760
Pegasus Fund, 1,873,150 units            19,836,656           *
George Putnam Fund, 2,691,650 units      48,409,881           *

* Fair value is less than 5% of net assets for the given year.

            Elco Textron Inc.
        Profit Sharing and Savings Plan

     Notes to Financial Statements (continued)

3. Investments (continued)

Plan investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value by $10,235,562 and $4,480,475, as follows:

                                                    1997       1996
Investments at fair value as determined
by quoted market prices:
 Common stocks                                $  9,360,729  $4,193,570
 Mutual funds                                      568,420           -
 Preferred stocks                                 (106,730)    550,810
 U.S. Government and Agency obligations            238,325    (281,640)
 Corporate obligations                             151,471      (5,980)
 Foreign bonds                                      23,347      23,715
                                               $10,235,562  $4,480,475

The Plan invested in mortgage notes receivable from certain employees of the Company in northern Illinois who may or may not be Plan participants. The Plan's policy restricts these investments to first mortgages on personal residences, including subsequent home improvements, and requires approval by the administrative committee. The mortgage amount may not exceed 80 percent of the appraised value of the property for non-Plan participants. For Plan participants, the mortgage amount may not exceed 80 percent of the appraised value of the property plus 50 percent of the participant's vested benefit in their profit-sharing account. The maximum amount loaned is limited to the appraised value, but may not exceed $50,000. Interest rates ranged from 7.5% to 8.5%. The notes are granted with maturities of up to ten years and payment schedules based on periods of up to twenty-five years. At the maturity date, unpaid loan balances are reviewed by the administrative committee and, upon approval, are refinanced at prevailing interest rates. In 1997, the outstanding mortgage notes were sold at approximately cost and the Plan no longer invests in mortgage notes receivable from employees of the Company.

Effective January 2, 1998, the trust agreement with FOA was terminated and NBD Bank was appointed trustee and Putnam
Fiduciary Trust Company was appointed as custodian of the Plan assets.

                Elco Textron Inc.
           Profit Sharing and Savings Plan

        Notes to Financial Statements (continued)

4. Income Tax Status

The Internal Revenue Service ruled on April 6, 1995, that the Plan qualifies under Section 401(b) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

5. Related-Party Transactions

During the year, the Plan had purchase and sale transactions with mutual funds administered by an affiliate of the Plan's trustee and the common stock of Textron Inc., parent company of Elco Textron Inc.

6. Plan Termination

As discussed in Note 1, the Plan was frozen effective June 30, 1997, and all participants are 100% vested in their accounts. Although it has not made a decision to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA.

          Supplemental Schedules

      Elco Textron Inc. Profit Sharing and Savings Plan

          Employer Identification Number 36-1033080
                       Plan Number 010

  Line 27a--Schedule of Assets Held for Investment Purposes

                      December 31, 1997


                            Par Value                      Current
  Identity /Description     or Shares          Cost         Value

Common stocks:
 Raychem Corporation           6,000          $   164,936   $   258,379
 Security Capital Group Inc.     502                3,953         2,635
 Textron Inc.*               276,676           14,571,199    17,292,250
                                               14,740,088    17,553,264
Convertible preferred
  stocks:
 The Money Store Inc.         12,250              321,798       270,271
 Windmere Corporation            162                    1             1
                                                  321,799       270,272

Short-term investments:
 Parkstone Prime Obligations
  Money Market Fund*           7,477                7,477         7,478
 Principal cash               96,754               96,754        96,754
                                                  104,231       104,232
Mutual funds:
 Pegasus Funds             1,873,150           19,930,314    19,836,657
 George Putnam Fund        2,691,650           47,730,166    48,397,498
                                               67,660,480    68,234,155

Participant notes          7.9% to 9.5%,
 receivable                  various                    -     1,013,556
                          maturity dates
                                              $82,826,598   $87,175,479


* Indicates party-in-interest to the Plan.

                Elco Textron Inc. Profit Sharing and Savings Plan

                    Employer Identification Number 36-1033080
                                 Plan Number 010

                  Line 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1997

                                                                                             Current Value
     Identity of            Description of        Purchase     Selling         Cost of       of Asset on      Net Gain
   Party Involved               Assets             Price        Price          Asset         Transaction       (Loss)
                                                                                               Date

Category (i) - Individual security transactions in excess of 5 percent of plan assets

First of America     Parkstone Prime Obligations
Investment            Money Market Fund*          $         -   $ 4,139,967   $ 4,139,967   $ 4,139,967       $     -
Corporation                                                 -    16,164,404    16,164,404    16,164,404             -
                                                            -    14,366,571    14,366,571    14,366,571             -
                                                            -    11,538,692    11,538,692    11,538,692             -
                                                    6,262,085             -     6,262,085     6,262,085             -
                                                    7,116,480             -     7,116,480     7,116,480             -
                                                    8,781,743             -     8,781,743     8,781,743             -
                                                    4,012,884             -     4,012,884     4,012,884             -
                                                   16,218,166             -    16,218,166    16,218,166             -

First of America       Parkstone U.S.
Investment             Government Obligations               -     5,129,294     5,129,294     5,129,294             -
Corporation            Money Market Fund*                   _    19,256,511    19,256,511    19,256,511             -
                                                            -     5,907,569     5,907,569     5,907,569             -
                                                   14,605,664             -    14,605,664    14,605,664             -

Putnam                 George Putnam Fund          19,257,332             -    19,257,332    19,257,332             -
                                                   16,723,488             -    16,723,488    16,723,488             -
                                                   11,538,692             -    11,538,692    11,538,692             -

                Elco Textron Inc. Profit Sharing and Savings Plan

                    Employer Identification Number 36-1033080
                                 Plan Number 010

            Line 27d--Schedule of Reportable Transactions (continued)


                                                                                              Current Value
     Identity of            Description of        Purchase         Selling      Cost of        of Asset on       Net Gain
   Party Involved               Assets             Price            Price        Asset      Transaction Date     (Loss)

Category (i) - Individual security transactions in excess of 5 percent of plan assets (continued)

Pegasus                Pegasus Funds             14,366,571             -      14,366,571       14,366,571             -
                                                  5,907,569             -       5,907,569        5,907,569             -

Textron Inc.           Common stock*              4,139,967             -       4,139,967        4,139,967             -

Category (iii) - Series of security transactions in excess of 5 percent of plan assets

First of America       Parkstone Prime Obligations
Investment            Money Market Fund*                  -    87,037,353      87,037,353       87,037,353             -
Corporation
                                                 82,509,598             -      82,509,598       82,509,598             -

                       Parkstone U.S.
                       Government Obligations             -    39,784,014      39,784,014       39,784,014             -
                       Money Market Fund *       29,479,481             -      29,479,481       29,479,481             -

Putnam                 George Putnam Fund                 -       600,743         601,154          600,743          (411)
                                                 48,343,529             -      48,343,529       48,343,529             -

Pegasus                Pegasus Funds                      -       351,683         353,355          351,683        (1,672)
                                                 20,283,668             -      20,283,668       20,283,668             -

                Elco Textron Inc. Profit Sharing and Savings Plan

                    Employer Identification Number 36-1033080
                                 Plan Number 010

            Line 27d--Schedule of Reportable Transactions (continued)


                                                                                         Current Value
     Identity of            Description of        Purchase    Selling       Cost of       of Asset on          Net Gain
   Party Involved               Assets             Price        Price         Asset      Transaction Date      (Loss)

Category (iii) - Series of security transactions in excess of 5 percent of plan assets (continued)

U.S. Treasury         U.S. Treasury Notes at
                      6.50%, due 10/15/2006              -   4,245,128    4,098,180       4,245,128            146,948
                                                 4,098,180           -    4,098,180       4,098,180                  -

Textron Inc.           Common stock*                     -     213,187      189,962         213,187             23,225
                                                 9,136,549           -    9,136,549       9,136,549                  -

Amcore                 Mortgage notes                    -   4,362,535    4,363,328       4,363,328               (793)



There were no category (ii) or (iv) transactions in 1997.

* Indicates party-in-interest to the Plan.
